Exhibit 99.1

FOR IMMEDIATE RELEASE:

Dori Segal Steps Down as CEO as of End of January; Chaim Katzman to Assume Role as CEO

Tel Aviv; January 9, 2018 – Gazit-Globe Ltd. (NYSE; TSX; TASE: GZT) (the “Company”), a leading global real estate company focused on the ownership, management and development of retail and mixed use properties in major urban markets, announced today that Dori J. Segal is stepping down as Vice Chairman of the Board of Directors and CEO of the Company and from all his other executive roles in the Company on January 31, 2018. Chaim Katzman, the Chairman of the Company, will assume the position of CEO as of such date.

Mr. Katzman has served as the Chairman of the Company’s Board since May 1995, and currently also serves as the Chairman of the Board of Directors of Atrium and Citycon and as Non-Executive Vice Chairman of the Board of Directors of Regency Centers. Mr. Katzman currently serves as the Chairman of the Board of Directors and CEO of Norstar Holdings Inc., the Company’s controlling shareholder.

Mr. Katzman will step down as Chairman of the Boards of the Company and Norstar prior to assuming the position of CEO of the Company and will thereafter serve as Vice Chairman of the Board of Directors at both the Company and Norstar.

Mr. Segal served as CEO of the Company between 1998 and 2008 and again from 2017. Mr. Segal will continue to serve as a Board member of the Company and several of its private subsidiaries. Mr. Segal served as President and CEO of First Capital Realty from 2000 to 2015 and currently serves as Chairman of the Board of First Capital Realty.

Dori Segal, CEO of the Company: “It has been a pleasure and a privilege building the Company over the past 25 years, alongside Chaim, from a small entity of 2 properties of less than 100,000 sq. ft. to a global owner of high-quality properties. I am delighted to continue to serve as Chairman of the Board of First Capital Realty given its talented CEO and management team, best-in-class portfolio and unique position in the Canadian market.”

Chaim Katzman, Chairman of the Company: “Dori has been an integral part of our success over the past 25 years. I welcome Dori’s willingness to accept the Board’s and my request to focus his attention on FCR, and am very pleased that Dori is enthusiastic about the tremendous opportunities available to FCR. I am confident that all of FCR shareholders will greatly benefit from Dori’s experience and devotion to the business.

Gazit Globe continues to focus on the implementation of its strategy, namely increasing the direct ownership of urban retail and mixed use assets, while further strengthening its balance sheet. As CEO I intend to personally oversee this course, together with the Company’s dedicated and talented management team, in an effort to create additional value for all of our stakeholders.”

FORWARD LOOKING STATEMENTS

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

About Gazit-Globe

Gazit-Globe is a global owner developer and operator of supermarket-anchored shopping centers and retail-based, mixed-use properties in North America, Brazil, Israel, northern, central and Eastern Europe, located in urban growth markets. Gazit-Globe is listed on the New York Stock Exchange (NYSE: GZT), the Toronto Stock Exchange (TSX: GZT) and the Tel Aviv Stock Exchange (TASE: GZT) and is included in the TA-35 index in Israel. As of September 30, 2017 Gazit-Globe owns and operates 130 properties, with a gross leasable area of approximately 2.7 million square meters and a total value of approximately NIS 37.5 billion. In addition, the Company owns 32.6% of First Capital Realty Inc and 10.9% of Regency Centers Corporation.

FOR ADDITIONAL INFORMATION

Investors Contact: IR@gazitgroup.com, Media Contact: Press@gazitgroup.com

GAZIT GLOBE
10 Nisim Aloni St. Tel Aviv 62919 Israel Tel: +972-3-6948000 Fax: +972-3-6961910 www.gazitglobe.com